

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 17, 2007

Mr. Gordon Lancaster
Chief Financial Officer
Ivanhoe Energy Inc.
Suite 654 – 999 Canada Place
Vancouver, Canada V6C 3E1

   Re: **Ivanhoe Energy Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2006
     Filed March 16, 2007
     File No. 000-30586

Dear Mr. Lancaster:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis

Financial Results – Year to Year Change in Net Loss, page 21

1. We note you present under a general heading of "Cash Items" a non-GAAP measure that is labeled with the GAAP term "Total net operating revenues," which appears to include both cash and non cash operating items, since you are not adjusting for changes in the working capital accounts, and is reduced by some

costs of sales. There is similar concern with respect to your "Total Cash Variances" non-GAAP measure. Please relabel your non-GAAP measures using terms that are more descriptive of their nature, explain why you believe such non-GAAP measures are useful to readers, and reconcile them to the most directly comparable GAAP measures, which would appear to be gross margin and cash flow from operations, respectively.

Critical Accounting Principles and Estimates, page 31

2.   We note you disclose on page 32 that independent qualified reserves evaluators prepare reserve estimates for each of your properties at least annually and issue a report thereon. Please confirm that you have obtained permission from the evaluators to make reference to their work in the filing, and expand your disclosure to identify these experts.

Financial Statements

Consolidated Statements of Cash Flow, page 44

3.   Tell us the nature of the changes in working capital items, as disclosed on page 63, which you characterize as non cash investing activities on page 44. Since you do not present these as U.S. GAAP reconciling items on page 70, it should be clear that these are actual cash receipts and expenditures, to comply with paragraphs 16 and 17 of SFAS 95.

Note 19 – Additional Disclosures Required under U.S. GAAP, page 64

Oil and Gas Properties and Investments, page 70

4.   Please expand your disclosure on page 67 to discuss how you handle the costs of properties not being amortized, unproved properties included in costs being amortized, and the related income tax effects in conducting your ceiling test for U.S. GAAP purposes, following the guidance in Rule 4-10(c)(4) of Regulation S-X.

5.   Please expand your disclosures to discuss the current status of your significant unproved oil and gas properties or projects for which costs are excluded from amortization, and your anticipated timing of inclusion of such costs in your amortization computation, as required under Rule 4-10(c)(7) of Regulation S-X. Please note that this is a re-issuance of a prior comment, with which you had agreed to comply on April 18, 2005.

Controls and Procedures, page 77

6.   Please disclose any changes in your internal controls over financial reporting,
        following the guidance in Item 308 of Regulation S-K.

Engineering Comments

General

7.   Pursuant to Rule 418(a) of Regulation C, please provide us with a copy of your
        reserve report as of December 31, 2006.   If possible, please submit the report in
        electronic format, such as CD-ROM. For each well having reserves classified as
        proved producing, also provide a graph of the production over time, with
        forecasted oil and gas production also depicted on the graph. If you would like
        this information returned to you at the close of our review, please submit your
        request and follow the guidance in Rule 418(b).

Oil and Gas Properties, page 7

8.   You discuss a number of principal oil and gas properties. However, you have not
        included all the disclosures required under Instruction 3 to Item 102 of Regulation
        S-K. Please revise your document to include details about production, reserves,
        nature of your interest, development and location for each principal property.

Supplementary Disclosures About Oil and Gas Production Activities (Unaudited), page
73

9.   We note the negative oil reserve revision for your properties in China in 2005.
        Please tell us the reasons for this revision. Given the significance of the change,
        also tell us why you believe you were correct to originally classify this amount as
        proved reserves under Rule 4-10(a) of Regulation S-X. If you are able to show
        that your earlier reporting of these reserves was appropriate, you will need to
        disclose your explanations for the significant reserve changes to comply with
        paragraph 11 of SFAS 69.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses
to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief